Exhibit 1

IDENTITY OF MEMBERS OF GROUP

Alcantara LLC, a Delaware limited liability company, is the holder of 2,011,668 shares of class B common stock of MicroStrategy Incorporated (“Class B Common Stock”). Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of class A common stock of MicroStrategy Incorporated on a one-for-one basis. Michael J. Saylor is the sole member of Alcantara LLC. Accordingly, Mr. Saylor is the beneficial owner of the foregoing shares of Class B Common Stock held by Alcantara LLC.